Exhibit 99.1

NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA, JAPAN OR THE REPUBLIC OF SOUTH AFRICA OR IN OR INTO ANY OTHER JURISDICTION IN WHICH OFFERS OR SALES WOULD BE PROHIBITED BY APPLICABLE LAW.

THIS ANNOUNCEMENT IS NOT AN OFFER TO SELL OR A SOLICITATION TO BUY SECURITIES IN ANY JURISDICTION, INCLUDING THE UNITED STATES OF AMERICA (“U.S.”), CANADA, AUSTRALIA, JAPAN OR THE REPUBLIC OF SOUTH AFRICA. NEITHER THIS ANNOUNCEMENT NOR ANYTHING CONTAINED HEREIN SHALL FORM THE BASIS OF, OR BE RELIED UPON IN CONNECTION WITH, ANY OFFER OR COMMITMENT WHATSOEVER IN ANY SUCH JURISDICTION.

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR THE PURPOSE OF ARTICLE 7 OF REGULATION 2014/596/EU WHICH IS PART OF THE DOMESTIC LAW OF THE UNITED KINGDOM OF GREAT BRITAIN AND NORTHERN IRELAND (“UK”) PURSUANT TO THE MARKET ABUSE (AMENDMENT) (EU EXIT) REGULATIONS (SI 2019/310) (“UK MAR”). UPON THE PUBLICATION OF THIS ANNOUNCEMENT, THIS INSIDE INFORMATION (AS DEFINED IN UK MAR) IS NOW CONSIDERED TO BE IN THE PUBLIC DOMAIN.

OKYO Pharma Limited announces U.S.$5.74 million Global Private Placement and investment by directors and members of senior management

London, March 14, 2023 – OKYO Pharma Limited (Nasdaq: OKYO; LSE: OKYO) (“OKYO” or the “Company”), an ophthalmology-focused bio-pharmaceutical company developing OK-101 to treat dry eye disease (“DED”) to address the significant unmet need in this multi-billion-dollar market, is pleased to announce a “reasonable best efforts” offering of its American Depositary Shares (“ADSs”) on the Nasdaq Capital Market (the “U.S. Offering”) and a subscription for new ordinary shares of no par value (the “Ordinary Shares”) (the “Subscription” and, together with the U.S. Offering, the “Global Private Placement”).

OKYO will issue 3,503,665 new ADSs (representing 227,738,225 new Ordinary Shares) (“New ADSs”) to certain investors at a price of U.S.$1.50 per New ADS (“U.S. Offering Price”) raising gross proceeds of approximately U.S.$5.3 million (before deducting expenses). Each New ADS offered in the U.S. Offering represents 65 Ordinary Shares. No commissions are payable by the Company to any brokers or third parties.

OKYO will also issue 8,673,658 new Ordinary Shares (the “Subscription Shares”) to investors (including Gabriele Cerrone) at a price of U.S. $0.23 per new Subscription Share (equivalent to U.S.$1.50 per New ADS) raising gross proceeds of approximately U.S.$0.1 million (before deducting expenses). No commissions are payable by the Company to any brokers or third parties.

All New ADSs and Subscription Shares to be sold in the Global Private Placement will be offered by the Company. utilising the full balance of the Company’s headroom to admit securities to listing.

OKYO intends to use the net proceeds of the Global Private Placement to advance OK-101 to fund the initial Phase 2 clinical trial of OK-101 in DED patients, and for working capital and other general corporate purposes.

Certain directors and members of the senior management of the Company (specified in the table below), who are persons discharging managerial responsibilities for the purposes of UK MAR (each, a “PDMR”) and related parties for the purposes of International Financial Reporting Standards (each, a “Related Party”), had deferred all or part of their fees and salaries (as applicable) for an extended period and have now agreed to take payment of these deferred amounts in new Ordinary Shares (calculated by reference to the U.S. Offering Price) as demonstration of their support for the Company and their confidence in its prospects (“Management Ordinary Shares”).

Related Party	Position	Number of existing Ordinary Shares held	Number of existing Ordinary Shares held as a percentage of all existing Ordinary Shares	Number of Management Ordinary Shares issued	Interest in Ordinary Shares on Admission	Percentage of issued Ordinary Shares on Admission
Gabriele Cerrone *	Non-Executive Chairman	553,053,615	39%	6,500,000	559,553,615	34%
Gary S. Jacob	Chief Executive Officer	812,500	0%	2,166,667	2,979,167	0%
Keeren Shah	Chief Financial Officer	-	-	1,083,355	1,083,355	0%
Dr. Raj Patil	Chief Scientific Officer	-	-	1,083,355	1,083,355	0%
John Brancaccio	Non Executive Director	-	-	554,561	554,561	0%
Willy Simon	Non Executive Director	307,100	0%	274,560	581,660	0%

* Gabriele Cerrone is the ultimate beneficial owner of the Ordinary Shares specified through his wholly-owned entities, Planwise Group Limited and Panetta Partners Limited.

The issuances of Management Ordinary Shares constitute a series of “related party transactions” for the purposes of DTR 7.3, but do not, in aggregate, constitute a “material related transaction”.

The closing of the U.S. Offering is expected to occur on March 14, 2023, subject to customary closing conditions.

The registration statement on Form F-1 (File No. 333-268675) relating to the securities being sold in the U.S. Offering has been filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 5, 2022, and became effective on March 8, 2023. A final U.S. prospectus related to the U.S. Offering (the “U.S. Prospectus”) will be filed and made available on the SEC’s website at https://www.sec.gov/. The U.S. Offering is being made only by means of a U.S. Prospectus.

The 227,738,225 new Ordinary Shares underlying the New ADSs, 2,173,658 of the Subscription Shares and 2,166,710 of the Management Ordinary Shares, in aggregate 232,078,593 new Ordinary Shares, will be issued under the Company’s existing shareholder authorities, on a non-pre-emptive basis, and are expected to be admitted to listing on the standard segment of the Official List of the Financial Conduct Authority (“FCA”) and to trading on the main market for listed securities of London Stock Exchange plc at 8.00 a.m. (GMT) on March 15, 2023 (“Admission”), utilising the full balance of the Company’s headroom to admit securities to listing absent the publication of a prospectus.

The balance of 9,495,788 Management Ordinary Shares (comprised of new Ordinary Shares to be issued to the Directors and according falling within an exemption for the requirement for the publication of a prospectus), are expected to be admitted to listing on the standard segment of the Official List of the Financial Conduct Authority (“FCA”) and to trading on the main market for listed securities of London Stock Exchange plc at 8.00 a.m. (GMT) on March 18, 2023.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

All references to times and dates in this announcement are to times and dates in London, UK, unless otherwise stated.

Total voting rights

Following Admission of all of the Ordinary Shares comprised in the Global Private Placement, the total number of Ordinary Shares in issue will be 1,658,792,349 and this number may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA’s Disclosure Guidance and Transparency Rules.

- Ends -

Market soundings, as defined in UK MAR, were taken in respect of the Global Private Placement with the result that certain persons became aware of this inside information, as permitted by UK MAR. Upon the publication of this announcement, this inside information is now considered to be in the public domain and therefore those persons that received inside information in the market sounding are no longer in possession of such inside information relating to the Company and its securities.

For the purposes of UK MAR, the person who arranged the release of this information is Gary S. Jacob, Chief Executive Officer of OKYO.

Enquiries:

OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer	+44 (0)20 7495 2379

Investor Relations	Paul Spencer	+44 (0)20 7495 2379

Broker	Robert Emmet, Optiva Securities Limited	+44 (0)20 3981 4173

Important notices

For readers in the European Economic Area (“EEA”)

In any EEA member state, this announcement is only addressed to and directed at “qualified investors” in that EEA member state within the meaning of Article 2(e) of Regulation (EU) 2017/1129 (as amended) (the “EU Prospectus Regulation”). There will be no offer of New ADSs or Subscription Shares to the public in any EEA member state.

For readers in the UK

In the UK, this announcement is only addressed to and directed at “qualified investors” in the UK within the meaning of Article 2(e) of the EU Prospectus Regulation as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended). There will be no offer of New ADSs or Subscription Shares to the public in the UK.

In addition, in the UK, this announcement, in so far as it constitutes an invitation or inducement to enter into investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (as amended) (“FSMA”)) in connection with the securities which are the subject of the Global Private Placement or otherwise, is being directed only at persons who (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the “Order”), and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of securities in the UK.

The New ADSs and Subscription Shares offered in the Global Private Placement will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with relevant persons. Any person in the UK who is not a relevant person should not act or rely on this announcement or any of its contents. This announcement does not contain an offer or constitute any part of an offer to the public within the meaning of sections 85 and 102B of FSMA or otherwise.

UK Product Governance Requirements

Solely for the purposes of the product governance requirements contained within Chapter 3 of the FCA Handbook Product Intervention and Product Sourcebook (the “UK Product Governance Requirements”) and disclaiming all and any liability, whether arising in tort, contract or otherwise, which any “manufacturer” (for the purposes of the UK Product Governance Requirements) may otherwise have with respect thereto, the New ADSs and the Subscription Shares have been subject to a product approval process, which has determined the New ADSs and the Subscription Shares are: (i) compatible with an end target market of: (a) retail investors, (b) investors who meet the criteria of professional clients and (c) eligible counterparties (each as defined in the FCA Handbook Conduct of Business Sourcebook); and (ii) eligible for distribution through all distribution channels as are permitted by MiFID II (the “Target Market Assessment”). Notwithstanding the Target Market Assessment, distributors should note that: the price of the New ADSs and/or the Subscription Shares may decline and investors could lose all or part of their investment; the New ADSs and/or the Subscription Shares offer no guaranteed income and no capital protection; and an investment in the New ADSs and/or the Subscription Shares is compatible only with investors who do not need a guaranteed income or capital protection, who (either alone or in conjunction with an appropriate financial or other adviser) are capable of evaluating the merits and risks of such an investment and who have sufficient resources to be able to bear any losses that may result therefrom. The Target Market Assessment is without prejudice to the requirements of any contractual, legal or regulatory selling restrictions in relation to the Global Private Placement. In all circumstances, the Company will only procure investors who meet the criteria of professional clients and eligible counterparties.

For the avoidance of doubt, the Target Market Assessment does not constitute: (a) an assessment of suitability or appropriateness for the purposes of the FCA Handbook Conduct of Business Sourcebook; or (b) a recommendation to any investor or group of investors to invest in, or purchase, or take any other action whatsoever with respect to the New ADSs and/or the Subscription Shares. Each distributor is responsible for undertaking its own target market assessment in respect of the New ADSs and/or the Subscription Shares and determining appropriate distribution channels.

About OKYO

OKYO Pharma Limited (LSE: OKYO; NASDAQ: OKYO) is a life sciences company admitted to listing on NASDAQ and on the standard segment of the Official List of the UK Financial Conduct Authority and to trading on the main market for listed securities of London Stock Exchange plc. OKYO is focusing on the discovery and development of novel molecules to treat inflammatory dry eye diseases and chronic pain. For further information, please visit www.okyopharma.com.

Forward-looking statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements, including market conditions, whether the Global Private Placement is completed and the satisfaction of customary closing conditions related to the Global Private Placement. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

This information set out below is provided in accordance with Article 19(3) of UK MAR:

1	Details of the person discharging managerial responsibilities / person closely associated

a)	Name	PDMRs:

Gabriele Cerrone	Non-Executive Chairman
Gary S. Jacob	Chief Executive Officer
Keeren Shah	Chief Financial Officer
Dr. Raj Patil Willy Simon John Brancaccio	Chief Scientific Officer Non-executive director Non-executive director

2	Reason for the notification

a)	Position/status	See 1a) above
b)	Initial notification /Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	OKYO Pharma Limited
b)	LEI	213800VVN5CB56Y15A05

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary Shares of no par value
b)	Identification code	ISIN for OKYO Pharma Limited: GG00BD3FV870
c)	Nature of the transaction	Issue of Ordinary Shares in consideration of payment of salaries/fees and in cash of Mr Cerrone, for cash
d)	Price(s) and volume(s)	Price: $1.50 Volumes:

Gabriele Cerrone	6,500,000
Gary S. Jacob	2,166,667
Keeren Shah	1,083,355
Dr. Raj Patil Willy Simon John Brancaccio	1,083,355 274,560 554,561

e)	Aggregated information - Aggregated volume - Price	n/a
f)	Date of the transaction	14 March 2023
g)	Place of the transaction	Outside of a trading venue